UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[X]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________

Commission File Number __________

FSD PHARMA INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

520 William Street
Cobourg, ON K9A 3A5
Telephone: (416) 854-8884
(Address and telephone number of registrant's principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York 10005
Telephone: (212) 894-8940
(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Class B Subordinate Voting Shares, no par value	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

[   ]  Yes            [X]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

[   ]  Yes            [   ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

[   ]

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits hereto (collectively, the "Form 40-F") includes certain statements that constitute "forward-looking statements" and "forward-looking information" (collectively referred to as "forward-looking statements") within the meaning of applicable securities legislation about the Registrant's current expectations, estimates and projections about the future, based on certain assumptions made by the Registrant in light of the Registrant's experience and perception of historical trends. Although the Registrant believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking statements are identified by words such as "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes, including statements about the Registrant's intention to increase its production through its proposed expansion of the cannabis cultivation facility (the "Facility") located in Cobourg, Ontario and owned by the Registrant's wholly owned subsidiary FV Pharma Inc. and the expected costs and timing thereof; the Registrant's proposed partnership and joint ventures with, and investments in, other entities; the Registrant's expected production capacity; the estimated costs of the Registrant's proposed capital projects and future investments; potential proceeds from the exercise of the Registrant's outstanding share purchase warrants; actions taken by the Registrant, or that the Registrant may take in the future, to adjust its capital structure; improvements to the Registrant's cultivation, manufacturing and standardization processes; potential future supply agreements; potential effects of regulations under the Cannabis Act (Canada) (together with the regulations thereunder, the "Cannabis Act") and related legislation introduced by provincial governments; the undertaking of clinical research to study the effects of the Registrant's products on client health; the Registrant's strategy of becoming a leading provider of quality products for the medical cannabis market; and future sales opportunities in other emerging medical markets. Readers are cautioned not to place undue reliance on forward-looking statements as the Registrant's actual results may differ materially from those expressed or implied.

The Registrant has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Registrant's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; general economic, financial market, regulatory and political conditions in which the Registrant operates; the expected yield from the Registrant's cultivation operations; purchaser interest in the Registrant's products; competition from other licensed producers; anticipated and unanticipated costs; government regulation of the Registrant's activities and products; the timely receipt of any required regulatory approvals; the Registrant's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Registrant's ability to conduct operations in a safe, efficient and effective manner; and the Registrant's expansion plans and timeframe for completion of such plans.

Although the Registrant believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: reliance on the license issued by Health Canada designating that, pursuant to the Cannabis Act, FV Pharma Inc. is authorized to cultivate, process cannabis and sell cannabis to other holders of licenses under the Cannabis Act pursuant to its cultivation license, processing license and sale for medical purposes license; the limited operating history of the Registrant; the Registrant's ability to continue as a going concern; the highly speculative nature of drug development; the Registrant's ability to generate sufficient revenue to be profitable; the Registrant's ability to raise the capital necessary for it to execute its strategy; the Registrant's dual class structure; risks inherent in an agricultural business; rising energy costs; the Registrant's reliance on key persons; the Registrant's compliance with environmental, health and safety laws and regulations; insurance risks; failure of the Registrant to realize its cannabis production targets; interruptions in the supply chain for key inputs; demand for skilled labor, specialized knowledge, equipment, parts and components; the Registrant's reliance on the Facility as its only property for cannabis cultivation and related ancillary business; the expansion of the Facility; the Registrant's ability to manage its growth; the Registrant's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Registrant not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; the Registrant taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Registrant's ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Registrant's partners; results of litigation; conflicts of interest between the Registrant and its directors and officers; payment of dividends; the partial dependence of the Registrant's operations on the maintenance and protection of its information technology systems; unforeseen tax and accounting requirements; tax risks related to the Registrant's status as a "passive foreign investment company"; regulatory risks relating to the Registrant's compliance with the Cannabis Act; changes in laws, regulations and guidelines; the Registrant's ability to maintain its Cannabis Act licenses; changes to the market price of cannabis; the ability of the Registrant to produce and sell cannabis supply; failure to execute definitive agreements with entities in which the Registrant has entered into letters of intent or memoranda of understanding; changes in government; changes in government policy; failure of counterparties to perform contractual obligations; the Registrant's ability to successfully develop new products or find a market for their sale; lack of certainty regarding the expansion of the cannabis market; ability of key employees of the Registrant to obtain or renew security clearances in the future; the ability of the Registrant's employees or shareholders to enter the United States; unfavorable publicity or consumer perception of the Registrant and the cannabis industry; the Registrant's ability to promote and sustain its brands; marketing constraints in the cannabis industry; product liability claims or regulatory actions; the shelf life of inventory; fair value adjustments to the Registrant's biological assets; impact of any future recall of the Registrant's products; increased competition in the cannabis market in Canada and internationally; the impact of any negative scientific studies on the effects of cannabis; reputational risks to third parties with whom the Registrant does business; the Registrant's ability to produce and sell its medical products outside of Canada; co-investment risks; failure to comply with laws and regulations; the Registrant's reliance on its own market research and forecasts; competition from synthetic production and new technologies; the Registrant's ability to transport its products; liability arising from any fraudulent or illegal activity; the existence and growth of the cannabis industry; the Registrant's inability to complete clinical trials and attain the regulatory approvals it needs to commercialize pharmaceutical products; the Registrant's product candidates being in the preclinical development stage; the Registrant's ability to obtain regulatory approval in jurisdictions for any product candidates; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates; results of earlier studies or clinical trials not being predictive of future clinical trials; difficulties enrolling patients in clinical trials; side effects, adverse events or other properties or safety risks of product candidates; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; published clinical trial data may change in future trials; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the U.S. Food and Drug Administration and other government agencies; product liability lawsuits; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; loss of single-source suppliers; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Registrant's products; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Registrant's patents and other intellectual property; invalidity or unenforceability of patents; claims regarding wrongfully use or disclosed confidential information of third parties; inability to protect property rights around the world; that additional issuances of the Registrant's shares could have a significant dilutive effect; and other factors beyond the Registrant's control.

The Registrant cautions that the foregoing list of important factors is not exhaustive. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this Form 40-F are made as of the date of this Form 40-F or as otherwise specified. Except as required by applicable securities law, the Registrant undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information. All forward-looking statements contained in this Form 40-F are expressly qualified in their entirety by this cautionary statement.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.51, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is hereby registering its Class B subordinate voting shares ("Class B Shares"). The Registrant is authorized to issue an unlimited number of  Class B Shares, without par value.  The holders of Class B Shares are entitled to: (i) one vote per Class B Share at all meetings of shareholders; (ii) receive dividends as the board of directors of the Registrant shall determine, and (iii) in the event of the liquidation, dissolution or winding-up of the Registrant, whether voluntarily or involuntarily, or any other distribution of assets of the Registrant among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Registrant, in the case of (ii) and (iii) in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if the Class A Shares (as defined below) and the Class B Shares were of one class only, provided, however, that in the event of a payment of a dividend in the form of shares of the Registrant, holders of Class A Shares shall receive Class A Shares and holders of Class B Shares shall receive Class B Shares, unless otherwise determined by the board of directors of the Registrant. There are no pre-emptive, conversion or redemption rights attached to the Class B Shares.

The Registrant maintains a dual class structure of the Class B Shares and Class A multiple voting shares ("Class A Shares"), which has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders. Class A Shares have 276,660 votes per share and Class B Shares have 1 vote per share. As of December 5, 2019 shareholders who hold Class A Shares together hold approximately 75% of the voting power of the Registrant's outstanding voting shares and therefore have significant influence over management and affairs and over all matters requiring shareholder approval. In addition, because of the voting ratio between Class A Shares and Class B Shares, the holders of Class A Shares collectively continue to control a majority of the combined voting power of the voting shares even where the Class A Shares represent a substantially reduced percentage of the total outstanding shares. The different voting rights could diminish the value of the Class B Shares to the extent that investors or any potential future purchasers of the Class B Shares attribute value to the superior voting or other rights of the Class A Shares. In addition, holders of the Class B Shares will only have a right to vote, as a class, in limited circumstances, as described in the Registrant's constating documents.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2018, the Registrant had the following contractual obligations outstanding:

Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade Payables and Accrued liabilities	C$1,743,806	C$1,743,806	-	-	-
Lease Obligations	C$315,528	C$51,585	C$103,170	C$160,773	-
Management Contracts	C$250,000	C$250,000	-	-	-
Total	C$2,309,334	C$2,045,391	C$103,170	C$160,773	-

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Registrant and those applicable to U.S. companies under the Nasdaq Corporate Governance Requirements. A summary of the significant differences can be found on the Registrant's website at www.fsdpharma.com.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents

99.1	Consent of McGovern Hurley LLP

99.2	Material Change Report dated January 8, 2018

99.3	Early Warning Report dated January 11, 2018

99.4	Unaudited Condensed Interim Financial Statements for the three months ended November 30, 2017

99.5	Management's Discussion and Analysis - Quarterly Highlights for the three months ended November 30, 2017

99.6	Report of Exempt Distribution

99.7	Management Information Circular dated as at February 9, 2018

99.8	Material Change Report dated February 20, 2018

99.9	Stock Option Plan dated for reference February 9, 2018

99.10	Material Change Report dated March 15, 2018

99.11	Business Combination Agreement, dated as of March 9, 2018, between FV Pharma Inc. and Century Financial Capital Group Inc.

99.12	Agency Agreement, dated as of March 9, 2018, between FV Pharma Inc. and Century Financial Capital Group Inc.

99.13	Unaudited Condensed Interim Financial Statements for the three and six months ended February 28, 2018

99.14	Management's Discussion and Analysis - Quarterly Highlights for the three and six months ended February 28, 2018

99.15	Articles of Amendment, dated May 24, 2018

99.16	Notice of Change in Corporate Structure, dated May 25, 2018

99.17	Listing Application, dated May 28, 2018

99.18	Coattail Agreement dated as of May 24, 2018, between FSD Pharma Inc., Computershare Trust Company of Canada and each of the Persons listed in Schedule "A" thereto

99.19	Early Warning Report dated May 29, 2018

99.20	Early Warning Report dated May 29, 2018

99.21	Early Warning Report dated May 29, 2018

99.22	Unaudited Condensed Consolidated Interim Financial Statements of FV Pharma Inc. for the three months ended March 31, 2018

99.23	Material Change Report, dated June 4, 2018

99.24	Management's Discussion and Analysis for the six month period ended June 30, 2018

99.25	Unaudited Condensed Consolidated Interim Financial Statements (Revised) for the six month period ended June 30, 2018

99.26	Unaudited Condensed Consolidated Interim Financial Statements for the nine month period ended September 30, 2018

99.27	Management's Discussion and Analysis for the nine month period ended September 30, 2018

99.28	Management Information Circular, dated December 17, 2018 (amended)

99.29	Notice of Change of Auditor, dated April 8, 2019

99.30	Letter from Successor Auditor, dated April 8, 2019

99.31	Letter form Former Auditor, dated April 8, 2019

99.32	Annual Information Form for the year ended December 31, 2018

99.33	Material Change Report, dated May 17, 2019

99.34	Consolidated Interim Financial Statements (Unaudited) for the Three Month Periods ended March 31, 2019 and March 31, 2018

99.35	Management's Discussion and Analysis for the three month period ended March 31, 2019

99.36	Management Information Circular, dated May 28, 2019

99.37	Material Change Report, dated July 8, 2019

99.38	Consolidated Interim Financial Statements (Unaudited) for the Six Month Periods ended June 30, 2019 and June 30, 2018

99.39	Management's Discussion and Analysis for the six month period ended June 30, 2019

99.40	Cannabis Act Licence, dated effective June 21, 2019

99.41	Material Change Report, dated September 9, 2019

99.42	Articles of Amendment, dated effective October 16, 2019

99.43	Amended and Restated Management's Discussion and Analysis for the year ended December 31, 2018

99.44	Material Change Report, dated November 8, 2019

99.45	Management Information Circular, dated November 14, 2019

99.46	Condensed Consolidated Interim Financial Statements (Unaudited) for the three and nine months ended September 30, 2019 and 2018

99.47	Management’s Discussion and Analysis for the Nine Month period ended September 30, 2019 (amended)

99.48	Notice of Change of Auditor, dated November 29, 2019

99.49	Letter from Successor Auditor, dated November 29, 2019

99.50	Letter form Former Auditor, dated November 29, 2019

99.51	Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017 (Refiled - Refer to Notice)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD PHARMA INC.

By:	/s/ Raza Bokhari
Name:	Raza Bokhari
Title:	Chief Executive Officer and Executive Co-Chairman

Date: December 6, 2019